BDO USA refers to BDO USA, P.C., a Virginia professional corporation, also doing business in certain jurisdictions with an alternative identifying abbreviation, such as Corp. or P.S.C. BDO USA, P.C. is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms. 109 Michigan St. NW, Suite 640 Grand Rapids, MI 49503 Tel: 616-774-7000 Fax: 616-776-3680 www.bdo.com May 6, 2026 British Columbia Securities Commission Alberta Securities Commission Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission Ontario Securities Commission Autorité des marchés financiers (Québec) Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission Financial and Consumer Services Division (Prince Edward Island) Office of the Superintendent of Securities Service, Newfoundland and Labrador Office of the Yukon Superintendent of Securities Office of the Superintendent of Securities (Northwest Territories) Office of the Superintendent of Securities, Nunavut Dear Sirs/Mesdames: Re: Curaleaf Holdings, Inc. – Change of Auditor Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of Curaleaf Holdings, Inc. dated May 5, 2026 (the “Notice”) and, based on our knowledge of such information at this time, we agree with the statements made in the Notice pertaining to our firm. Yours very truly, Grand Rapids, Michigan